Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the

Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

Ed Clark President & CEO, TD Bank Financial Group ROADSHOW Fall 2004

Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," "and other similar expression. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group's and Banknorth Group, Inc.'s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such materially differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.'s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group's and Banknorth Group, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). This communication is being made in respect of the proposed merger transactions involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc.. In connection with the proposed transactions, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations 416-308-9030 or to Banknorth Group, Inc., Attention: Investor Relations 207-761-8517. TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.'s directors and executive officers is available in Banknorth's proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

TD Promotes Open and Transparent Culture and Leading Corporate Governance Promotes a culture that: encourages openness and transparency talks about issues addresses challenges promptly, prudently and decisively Amended compensation to: put greater emphasis on executive share ownership focus management on long-term value creation tie compensation to economic profit link compensation to customer satisfaction index -- superior customer service imbedded in corporate culture

TD's Proactive Management Addresses The Issues and Takes Action Reduced risk profile shifting business mix to higher P/E retail businesses reducing exposure to wholesale credit risk Restructured international wealth management and equity options businesses Prudently increasing our contingent litigation provision

Repositioned With A Solid Foundation And Strategy Improved Return Tier 1 Capital Ratio F2002 F2003 Q3 2004 Tangible 0.051 0.069 0.085 Tier 1 Capital 0.047 0.044 0.038 Tangible common equity ratio 8.1% 10.5% 12.3% Restored Capital F2002 F2003 YTD 2004 Tangible 0.032 0.142 0.183 * ROIC is based on earnings before the amortization of intangibles and excludes write-downs, restructuring and release of sectoral allowance. Return on Invested Capital*

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Underlying 0.7 0.69 0.81 0.8 0.94 0.93 0.89 Before Am 0 -0.95 0.1 0.1 0.21 -0.03 0.12 Three Strong And Growing Businesses Demonstrating Strong Financial Performance (Before the amortization of intangibles) Earnings Per Share Net impact of adjustments (as noted in quarterly earnings) on EPS before the amortization of intangibles. $0.00 $0.95 ($0.10) ($0.10) ($0.21) ($0.12) $0.91 $0.90 $1.15 $1.01 ($0.26) $0.90 $0.03

Focused On Fulfilling Our Shareholder Responsibilities Quarterly Dividend Paid Per Common Share Q4/98 Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 TD 0.17 0.17 0.17 0.19 0.19 0.21 0.21 0.25 0.25 0.25 0.28 0.28 0.28 0.28 0.28 0.28 0.28 0.28 0.28 0.28 0.32 0.32 0.34 RY 0.23 0.23 0.23 0.24 0.24 0.27 0.27 0.3 0.3 0.33 0.33 0.36 0.36 0.36 0.38 0.38 0.4 0.4 0.43 0.43 0.46 0.46 0.52 CM 0.3 0.3 0.3 0.3 0.3 0.3 0.33 0.33 0.33 0.33 0.37 0.37 0.37 0.37 0.41 0.41 0.41 0.41 0.41 0.41 0.41 0.5 0.5 BNS 0.2 0.21 0.21 0.21 0.24 0.24 0.24 0.24 0.28 0.28 0.31 0.31 0.34 0.34 0.37 0.37 0.37 0.4 0.4 0.44 0.44 0.5 0.5 BMO 0.22 0.22 0.24 0.24 0.24 0.24 0.25 0.25 0.25 0.25 0.28 0.28 0.28 0.28 0.3 0.3 0.3 0.3 0.33 0.33 0.33 0.35 0.4 NA 0.17 0.17 0.17 0.18 0.18 0.19 0.19 0.19 0.19 0.19 0.21 0.21 0.21 0.21 0.24 0.24 0.24 0.26 0.26 0.28 0.28 0.33 0.33 Q4 1998 Q3 2004 Increased dividend payout ratio last year to 35-45% Maintained solid compound annual dividend growth rate (calculated from Q4 1998 to Q3 2004) through repositioning TD = 12.8% Four Canadian bank peers = 15.0% Repurchased 7.6MM shares in 2004 to offset dilution of DRIP and stock options

Personal & Commercial Grow under-penetrated businesses: small business & commercial banking, insurance Build the better bank Wealth Management Build advice-based channels Organically grow TD Waterhouse USA Wholesale Grow Canadian full service investment bank Expand in niche global capital markets Focused On Pursuing Growth Opportunities YTD 2003 YTD 2004 P&C 950 1097 Wealth 154 301 Wholesale 423 481 Net Income (MM$) (Earnings before amortization of intangibles, excluding 2003 write-downs and restructuring) Personal & Commercial Wealth Management Wholesale

Deliver superior service and leverage into premium customer experience based brand Improve customer retention and attraction, and increase business with each customer Exploit core competency in expense management and process optimization Leverage large retail base to improve cross-sell rates Pursue under-penetrated business growth opportunities Disciplined Execution Of P&C Strategy And Operating Excellence Personal & Commercial Net Income ($MM) and ROIC (%) (Earnings before amortization of intangibles) TDCT Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Net income 110 101 140 148 145 202 230 248 267 271 275 277 281 264 282 287 309 306 335 327 359 357 381 ROIC 0.163 1.17 0.167 0.167 0.17 0.164 0.167 0.169 0.178 0.182 0.193 0.188 0.198 0.2 0.206 76 87 84 86 107 95 107 111 150

Maintain Gap Between Revenue Growth And Expense Growth Tough day-to-day cost management Invest in process re-engineering to reduce errors and permanently lower costs Strategy focuses on eliminating extraneous activities, duplication, and redundancy Objectives of cost and process optimization: improve customer satisfaction maximize amount of employee time spent on revenue generating activities P&C Efficiency Ratios F2001 F2002 F2003 YTD 2004* Efficiency Ratio 0.615 0.607 0.588 0.575 0.009 * Reported, including Laurentian (Q1/04) and Liberty Mutual (Q2/04) acquisitions. Note: For nine month period ending July 31, 2003, P&C's efficiency ratio was 59.0%. 58.4%*

Tactics For Growing Under-Penetrated Businesses Small Business Banking Leverage strong retail drivers (coverage, hours, CSI) and large retail customer base Commercial Banking Follow more segmented and focused approach to sales -- three distinct businesses and strategies Insurance Life Insurance: Best creditor insurance penetration rate and direct sales of living benefits products Property & Casualty: Low cost direct insurance model produces superior ROE and growth P&C % Revenue By Key Product Segment - F2003 Real Estate Personal Deposits Consumer Lending Small Business Banking Commercial Banking Insurance (net of claims) Other East 806 2006 1145 701 562 451 218 34.1% 19.4% 11.9% 9.5% 7.7% 13.7% 3.7%

P&C Delivering In A Tough Revenue Environment Six Months YTD 2004 vs. Six Months YTD 2003 * Excluding Laurentian (Q1 2004) and Liberty Mutual (Q2 2004) acquisitions.

Strategically Growing Our Wealth Management Business Build out integrated wealth management platform in Canada, leveraging strengths: premium brand: TD Waterhouse large retail banking customer base top ranked mutual fund business Aggressively and organically grow TD Waterhouse U.S. discount brokerage a valuable asset well positioned in the U.S. market Wealth Management Net Income ($MM) and ROIC (%) (Earnings before amortization of intangibles, excluding 2003 write-downs and restructuring) NI Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 TDAM -39 -79 -77 -86 -50 -75 -85 -86 -66 ROIC 0.033 0.019 0.065 0.036 0.021 0.025 0.044 0.036 0.111 0.142 0.162 0.153 0.11 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 TD Waterhouse 10 55 77 84 75 49 Rest of Wealth 19 27 27 31 31 31 TD Waterhouse

Discount Brokerage Mutual Funds Private Client Group Asset Management Investment Advice Financial Planning East 1462 200 152 102 243 18 Wealth Management % Revenue By Key Product Segment - F2003 Discount Brokerage 67.1% TD Waterhouse Global Discount Brokerage: A Major Driver Of Our Wealth Management Business NI Q1/03 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Nam 11 10 55 77 84 75 49 Ex Marketing 18.6 11 12.1 18.1 29.6 16 NI Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3 2004 Earnings 95 82 94 78 110 111 135 126 87 Net Income ($MM) & Trades Per Day ('000s) (Earnings before amortization of intangibles, excluding 2003 write-downs and restructuring) 102 89 66 18 12 11 105 30 Marketing expenses after-tax - Trades per day 16 65

.. Our differentiating model occupies sweet spot in the U.S. branches mutual funds advisor services Strategic position and business model allows us to attract full-service brokerage clients yields higher assets per customer and more consistent profit stream Pursuing Strategic Advantage Of TD Waterhouse's Solid Position In U.S. Discount Brokerage

4 & 5 Stars 3 Stars 1 & 2 Stars East 0.407 0.426 0.167 West 0.325 0.35 0.325 RBC TD CIBC BMO IGM Brandes AIM East 3371 2336 2018 1923 1483 1430 938 TD Mutual Funds By Morningstar Rating (July 2004) Canadian Mutual Fund - YTD 2004 ($MM) Net Sales Rankings - Long-Term Funds TD Mutual Funds All Morningstar Rated Funds 4 & 5 Stars 3 Stars 1 & 2 Stars Highly Ranked TD Mutual Funds Make Significant Contribution To Wealth Management Business #2

Take out costs and invest to realign Canadian platform Continue to integrate wealth offering -- a singularly branded experience Leverage our client bases to increase asset growth Increase advisory network Shift from transaction-based to more fee-based revenue Building A Scaleable And More Profitable Business In Canada F2002 F2003 Plan P&C 197 273 350 TD Financial Planners

TDCT Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Net income 110 101 140 148 145 202 230 248 267 271 275 277 281 264 282 287 157 156 110 126 181 167 133 ROIC 0.163 1.17 0.167 0.167 0.17 0.164 0.167 0.169 0.189 0.21 0.161 0.192 0.279 0.275 0.221 76 87 84 86 107 95 107 111 150 Wholesale Banking Net Income ($MM) and ROIC (%) (Earnings before amortization of intangibles, excluding 2003 write-downs and restructuring) A Simple Wholesale Strategy Focused on Economic Return Aggressively grow leading full service investment bank in Canada Operate as a niche investment bank outside Canada, leveraging product/ service expertise Strategically allocate capital to high ROE businesses Pro-active management of credit risk

F2001 YTD 2004 Wholesale Banking (before non-core) 3.75 2.4 Strategically Shifting Capital To Higher Return Businesses Capital is considered a scarce resource Constantly evaluating our businesses and seeking out better return opportunities Business volume based on capital allocated to wholesale segment not total bank capital Wholesale Banking Average Invested Capital vs. RWA 2001 2003 RWA 66 32 $66B $32B * F2001 invested capital has been restated to reflect the write-off of equity options business in Q2 2003 - Risk-Weighted Assets

Significant Opportunity For Growing Leading Full Service Investment Bank In Canada Strategy Continue to aggressively grow domestic full service franchise Strengths and Opportunities Strength in execution Vast breadth of products, services and expertise Substantial room to grow market share (e.g. M&A, equity underwriting) Gaps Lack of retail placing power with small full service advisory team Clients' perception that we have reduced our capital commitment

Expanding Platform As A Global Niche Player Strategy Grow niche investment bank outside Canada, leveraging product / service expertise Focus on investor client not corporate borrowing clients Target derivative markets Strengths and Opportunities Strong credit products business Expertise in customized structured solutions for institutional clients Small size facilitates creative flow and thinking across organization Gaps Alignment of distribution channel with new strategy -- cross-selling more products through existing distribution channel

Translating TD's Growing Capital And Financial Strength Into Future Earnings Three core businesses, each fundamentally strong, each contributing to valuation and each with growth opportunities Our financial position continues to strengthen Our challenge is to re-deploy our growing capital and maintain optimum balance between: making investments that truly add shareholder value returning capital to shareholders continuing to strengthen franchise to prevent it from becoming strategically vulnerable in the future

Ed Clark President & CEO, TD Bank Financial Group ROADSHOW Fall 2004